                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 [RULE 13d-101]

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO SS. 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                SS. 240.13d-2(a)

                             (Amendment No. 17)(1)

                          United Industrial Corporation
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    910671106
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2007
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule  because of ss.ss.  240.13d-1(e),  240.13d-1(f)  or  240.13d-1(g),
check the following box / /.

      Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 2 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,935,950
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,935,950
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,935,950
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    19.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 3 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,935,950
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,935,950
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,935,950
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    19.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 4 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,975,950(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,975,950(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    1,975,950(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    19.9%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Includes 35,000 Shares underlying  options that are exercisable  within 60 days of the date  hereof and 5,000  Shares  underlying  options  that will become exercisable on the earlier to occur of (i) a "Change in Control" as defined  under the 2006  Long Term  Incentive  Plan  ("2006  LTIP") of the
      Issuer or (ii) the date of the next annual meeting of  shareholders of the
      Issuer  provided Mr.  Lichtenstein  has not  experienced a "Termination of
      Directorship" as defined under the 2006 LTIP prior to such date.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 5 of 23 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS

                    GLEN M. KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  35,000(1)
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              35,000(1)
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    35,000(1)
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)   Consists of 30,000 Shares underlying  options that are exercisable  within
      60 days of the date hereof and 5,000 Shares  underlying  options that will become exercisable on the earlier to occur of (i) a "Change in Control" as defined under the 2006 LTIP or (ii) the date of the next annual meeting of shareholders  of the Issuer  provided  Mr.  Kassan has not  experienced  a
      "Termination of Directorship" as defined under the 2006 LTIP prior to such date.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 6 of 23 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 17 ("Amendment No. 17") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 17 amends the
Schedule 13D as specifically set forth.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 is hereby amended and restated to read as follows:

            The aggregate  purchase price of the 1,935,950 Shares owned by Steel
Partners II is $31,379,575, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

Item 4.     PURPOSE OF TRANSACTION.

      Item 4 is hereby amended to add the following:

            On  October  7,  2007,   Textron   Inc.,   a  Delaware   corporation
("Textron"),  Marco Acquisition Sub Inc., a Delaware corporation ("Merger Sub"), and the  Issuer  entered  into an  Agreement  and Plan of  Merger  (the  "Merger
Agreement").  Pursuant  to the terms of the  Merger  Agreement,  Merger Sub will commence a tender offer (the "Offer") to purchase all of the outstanding  Shares at a price of $81.00 per Share net to the seller in cash without interest on the terms and subject to the conditions set forth in the Merger Agreement. Following the  consummation  of the Offer,  it is proposed that Merger Sub will merge with and into the  Issuer  with  the  Issuer  surviving  as a wholly  owned  indirect subsidiary of Textron (the "Merger").

            As an inducement  and condition to Textron  entering into the Merger
Agreement,  the Reporting  Persons  entered into a Tender and Support  Agreement with  Textron  and Merger Sub dated  October  7, 2007 (the  "Tender  Agreement")
pursuant to which,  among other things,  the Reporting Persons agreed to validly tender or cause to be tendered in the Offer all of their Shares  pursuant to and in accordance with the terms of the Offer.  Additionally,  the Reporting Persons agreed to vote their Shares (to the extent any of such Shares are not  purchased in the Offer) at every meeting of the stockholders called by the Issuer:

      o     In favor of (i) approval and  adoption of the Merger  Agreement  and each of the other transactions contemplated by the Merger Agreement, and (ii) approval of any proposal to adjourn or postpone the meeting to a later date if there are not  sufficient  votes for the approval and  adoption  of the  Merger  Agreement  on the date on which  such meeting is held;

      o     Against  (i)  any  agreement  or  arrangement  related  to  or  in
            furtherance  of  inquiries,   offers  or  proposals   relating  to
            specified  acquisitions of assets or securities of the Issuer,  or
            any  merger,   reorganization,   consolidation,   share  exchange,
            business combination,  recapitalization,  liquidation, dissolution
            or   similar   transaction   involving   the   Issuer,   (ii)  any
            liquidation,    dissolution,    recapitalization,    extraordinary
            dividend  or other  significant  corporate  reorganization  of the
            Issuer or any of its  subsidiaries,  (iii)  any other  transaction the  consummation of which would reasonably be expected to impede, interfere  with,  prevent  or  materially  delay  the Offer or the
            Merger or that would  reasonably be expected to dilute  materially the benefits to Textron of the  transactions  contemplated  by the
            Merger  Agreement,  or (iv) any action,  proposal,  transaction or agreement that would  reasonably be expected to result in a breach of any covenant,  representation  or warranty or other  obligation

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 7 of 23 Pages
----------------------                                    ----------------------

            or agreement  of the Issuer  under the Merger  Agreement or of the
            Reporting  Persons  under the Tender  Agreement  or the failure of any condition of the Offer to be satisfied; and

      o     In favor of any  other  matter  necessary  for  consummation  of the
            transactions   contemplated  by  the  Merger  Agreement,   which  is
            considered at any such meeting of stockholders.

The Reporting Persons also appointed Textron as  attorney-in-fact  and proxy for and on behalf of the  Reporting  Persons to vote and express  consent or dissent with respect to the foregoing matters.

            The Tender Agreement  terminates  automatically  upon the earlier of the  termination  of the Merger  Agreement in accordance  with its terms and the effective date of the Merger.

            The  foregoing  description  of the Tender  Agreement and the Merger
Agreement are not complete and are  qualified in their  entirety by reference to their full text. A copy of the Tender  Agreement  is filed as an exhibit  hereto and is incorporated herein by reference.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby amended and restated to read as follows:

            (a) The aggregate percentage of Shares reported owned by each person named  herein is based upon  9,898,102  Shares  outstanding  as  reported in the
Issuer's Form 8-K filed with the Securities  and Exchange  Commission on October
9, 2007.

            As of the close of  business on October 9, 2007,  Steel  Partners II beneficially  owned 1,935,950 Shares,  constituting  approximately  19.6% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,935,950  Shares owned by Steel Partners
II, constituting approximately 19.6% of the Shares outstanding. Mr. Lichtenstein beneficially  owned 1,975,950  Shares (which  includes 35,000 Shares  underlying options  exercisable  within  60  days  of the  date  hereof  and  5,000  Shares underlying options that will become exercisable on the earlier to occur of (i) a
"Change in Control" as defined  under the 2006 LTIP or (ii) the date of the next annual meeting of shareholders of the Issuer provided Mr.  Lichtenstein  has not experienced a "Termination of Directorship" as defined under the 2006 LTIP prior to such date), constituting  approximately 19.9% of the Shares outstanding.  Mr.
Lichtenstein has sole voting and dispositive power with respect to the 1,935,950
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

            As of  the  close  of  business  on  October  9,  2007,  Mr.  Kassan beneficially  owned 35,000 Shares  underlying  options (which consists of 30,000
Shares  underlying  options  exercisable  within 60 days of the date  hereof and
5,000 Shares underlying  options that will become  exercisable on the earlier to occur of (i) a "Change in  Control"  as defined  under the 2006 LTIP or (ii) the date of the next  annual  meeting of  shareholders  of the Issuer  provided  Mr.
Kassan has not experienced a "Termination of  Directorship" as defined under the
2006  LTIP  prior  to  such  date),  constituting  less  than  1% of the  Shares outstanding.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 8 of 23 Pages
----------------------                                    ----------------------

      Item 5(b) is hereby amended and restated to read as follows:

            (b) Mr.  Lichtenstein  has the sole  power to vote  and  dispose  of
1,975,950 Shares. By virtue of his positions with Steel Partners II and Partners
LLC, Mr.  Lichtenstein  has the sole power to vote and dispose of the  1,935,950
Shares held by Steel Partners II and beneficially owned by Partners LLC.

            Mr. Kassan has the sole power to vote and dispose of 35,000 Shares.

      Item 5(c) is hereby amended to add the following:

            There  have  been  no  transactions  by  the  Reporting  Persons  in securities of the Issuer during the past sixty days.

Item 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended to add the following:

            On October 7, 2007,  the Reporting  Persons  entered into the Tender
Agreement as discussed in further detail in Item 4.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended to add the following exhibits:

      16.   Tender  and  Support  Agreement  dated as of  October 7, 2007 by and among Textron Inc.,  Marco  Acquisition Sub Inc., Steel Partners II,
            L.P.,  Steel Partners,  L.L.C.,  Warren G.  Lichtenstein and Glen M.
            Kassan.

      17.   Powers of Attorney.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 9 of 23 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 10, 2007                 STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             Lauren Isenman
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         STEEL PARTNERS, L.L.C.

                                         By: /s/ Lauren Isenman
                                             -----------------------------------
                                             Lauren Isenman
                                             As Attorney-In-Fact for Warren G.
                                             Lichtenstein,
                                             Managing Member

                                         /s/ Lauren Isenman
                                         ---------------------------------------
                                         LAUREN ISENMAN
                                         As Attorney-In-Fact for Warren G.
                                         Lichtenstein

                                         /s/ Glen Kassan
                                         ---------------------------------------
                                         GLEN KASSAN

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 10 of 23 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX

                             Exhibit                                      Page
----------------------------------------------------------------------  --------
1.     Joint Filing Agreement (previously filed).

2.     Joint Filing Agreement between Steel Partners II, L.P.,
       Warren G. Lichtenstein and James R. Henderson, dated March
       9, 2000 (previously filed).

3.     Director Nomination Letter from Steel Partners II, L.P. to
       United Industrial Corporation, dated March 9, 2000
       (previously filed).

4.     Agreement by and among United Industrial Corporation,
       Steel Partners II, L.P., Warren G. Lichtenstein and James
       R. Henderson, dated March 29, 2000 (previously filed).

5.     Agreement by and among United Industrial Corporation,
       Steel Partners II, L.P., Warren G. Lichtenstein and James
       R. Henderson dated as of March 7, 2001 (previously filed).

6.     Joint Filing Agreement by and among Steel Partners II,
       L.P., Warren G. Lichtenstein and James R. Henderson, dated
       March 7, 2001 (previously filed).

7.     Joint Filing Agreement by and among Steel Partners II,
       L.P., Warren G. Lichtenstein, James R. Henderson and Glen
       Kassan, dated April 2, 2002 (previously filed).

8.     Director Nomination Letter from Steel Partners II, L.P. to
       United Industrial Corporation, dated March 26, 2002, and
       Exhibits A-D thereto (previously filed).

9.     Letter from Steel Partners II, L.P. to the Board of
       Directors of United Industrial Corporation, dated August
       19, 2002 (previously filed).

10.    Letter from Steel Partners II, L.P. to United Industrial
       Corporation, dated August 19, 2002 (previously filed).

11.    Press Release issued by Steel Partners II, L.P. on October
       4, 2002 (previously filed).

12.    Letter from Warren G. Lichtenstein to the Board of
       Directors of United Industrial Corporation, dated April 1,
       2003 (previously filed).

13.    Letter from Steel Partners II, L.P. to the Board of
       Directors of United Industrial Corporation, dated April
       18, 2003 (previously filed).

14.    Letter from Warren Lichtenstein to Richard Erkeneff,
       Harold Gelb, Joseph Schneider and Page Hoeper, dated April
       28, 2003 (previously filed).

15.    Letter from Warren G. Lichtenstein to Harold Gelb, Richard
       Erkeneff, Page Hoeper and Joseph Schneider, dated July 25,
       2003 (previously filed).

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 11 of 23 Pages
----------------------                                    ----------------------

16.    Tender and Support Agreement dated as of October 7, 2007         12 to 20
       by and among Textron Inc., Marco Acquisition Sub Inc.,
       Steel Partners II, L.P., Steel Partners, L.L.C., Warren G.
       Lichtenstein and Glen M. Kassan.

17.    Powers of Attorney.                                              21 to 23

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 12 of 23 Pages
----------------------                                    ----------------------

                          TENDER AND SUPPORT AGREEMENT

      TENDER AND SUPPORT  AGREEMENT (this  "AGREEMENT"),  dated as of October 7,
2007,  is by and among Textron Inc., a Delaware  corporation  ("PARENT"),  Marco
Acquisition  Sub Inc.,  a  Delaware  corporation  and  [indirect]  wholly  owned subsidiary of Parent  ("MERGER  SUB"),  and each of the  individuals or entities listed on a signature page hereto (each, a "STOCKHOLDER").

      WHEREAS,  each Stockholder  beneficially  owns the shares of common stock, par value  $1.00  per  share,  of  United  Industrial  Corporation,  a  Delaware corporation  (the  "COMPANY"),  set forth  opposite such  Stockholder's  name on
Schedule A (all such shares set forth on Schedule A, together with any shares of
Company Common Stock that are hereafter issued to or otherwise acquired or owned by any Stockholder  prior to the termination of this Agreement being referred to herein as the "SUBJECT SHARES");

      WHEREAS,  as a condition to their  willingness to enter into the Agreement and Plan of Merger (the "MERGER  AGREEMENT") dated as of the date hereof,  among
Parent,  Merger Sub and the Company,  Parent and Merger Sub have  required  that each Stockholder, and in order to induce Parent and Merger Sub to enter into the
Merger Agreement each Stockholder (in such Stockholder's capacity as a holder of the Subject Shares) has agreed to, enter into this Agreement; and

      WHEREAS,  capitalized  terms used but not otherwise  defined  herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

      NOW,  THEREFORE,  in  consideration  of the foregoing  and the  respective representations,  warranties,  covenants and  agreements set forth below and for other good and valuable consideration,  the receipt and sufficiency of which are hereby  acknowledged,  the parties  hereto,  intending to be legally  bound,  do hereby agree as follows:

                                    ARTICLE I
                               AGREEMENT TO TENDER

      Section 1.1.  AGREEMENT TO TENDER.  Unless this Agreement  shall have been terminated in accordance with its terms,  each Stockholder  shall validly tender or cause to be tendered in the Offer all of such  Stockholder's  Subject  Shares pursuant  to and in  accordance  with the terms of the  Offer.  As  promptly  as practicable, but in any event no later than two Business Days after the relevant procedures for tendering  Shares in the Offer  pursuant to book entry  transfers have been  implemented,  each  Stockholder  shall (i) deliver to the  depositary designated  in the Offer (the  "DEPOSITARY")  (A) a letter of  transmittal  with respect to its  Subject  Shares  complying  with the terms of the  Offer,  (B) a certificate  or  certificates  representing  such Subject  Shares or an "agent's message"  (or such other  evidence,  if any, of transfer as the  Depositary  may reasonably  request) in the case of a book-entry  transfer of any uncertificated
Subject  Shares  and (C) all  other  documents  or  instruments  required  to be delivered  by other  stockholders  of the  Company  pursuant to the terms of the
Offer,  and/or (ii)  instruct its broker or such other Person that is the holder of record of any Subject Shares beneficially owned by such Stockholder to tender such Subject Shares  pursuant to and in accordance  with the terms of the Offer.
Each  Stockholder  agrees  that,  once its  Subject  Shares are  tendered,  such
Stockholder  (i) shall promptly notify Parent that such Subject Shares have been tendered and (ii) will not  withdraw any of such Subject  Shares from the Offer, unless  and until (A) the Offer  shall  have been  terminated  by Merger  Sub in accordance  with the terms of the Merger  Agreement or (B) this Agreement  shall have been  terminated  in accordance  with its terms.  The  obligations  of each
Stockholder  under this  Section  1.1 are  several  and not joint with any other
Stockholder.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 13 of 23 Pages
----------------------                                    ----------------------

                                   ARTICLE II
              REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

      Each  Stockholder  represents  and warrants to Parent and Merger Sub as to itself, severally and not jointly, that:

      Section 2.1.  AUTHORIZATION;  BINDING  AGREEMENT.  The consummation of the transactions  contemplated  hereby are within such  Stockholder's  corporate  or organizational  powers and have been duly authorized by all necessary  corporate or  organizational  actions on the part of such  Stockholder.  Such  Stockholder signing this  Agreement  has full power and  authority  to execute,  deliver and perform this Agreement.

      Section 2.2. NON-CONTRAVENTION. The execution, delivery and performance by such  Stockholder of this  Agreement and the  consummation  of the  transactions contemplated hereby do not and will not (i) violate any organizational documents of such Stockholder, (ii) violate any Law applicable to such Stockholder,  (iii)
require any consent or other  action by any Person  under,  constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which such  Stockholder is entitled under any Law or any provision of any agreement or other  instrument  binding on such Stockholder or (iv) result in the  imposition of any Lien on any asset of such  Stockholder, in the  case of each of  clauses  (ii)  through  (iv)  such as would  impair  or
adversely  affect  such   Stockholder's   ability  to  perform  its  obligations
hereunder.

      Section 2.3. OWNERSHIP OF SUBJECT SHARES;  TOTAL SHARES.  Such Stockholder
is the record or  beneficial  owner (as defined in Rule 13d-3 under the Exchange
Act) of its Subject Shares and, as of the date of Merger Sub's acceptance of the shares of Company  Common Stock in the Offer,  such Subject  Shares will be free and clear of any Lien and any other  limitation or  restriction  (including  any restriction  on the right to vote or otherwise  transfer  such Subject  Shares), except as  provided  hereunder  or pursuant to any  applicable  restrictions  on transfer  under the  Securities  Act.  The Subject  Shares  listed on Schedule A opposite such  Stockholder's name constitute all of the shares of Company Common
Stock beneficially owed by such Stockholder as of the date hereof.

      Section  2.4.  VOTING  POWER.  Except  as set  forth on  Schedule  A, such
Stockholder has full voting power, with respect to its Subject Shares,  and full power of  disposition,  full  power to issue  instructions  with  respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement,  in each case with respect to all of its Subject Shares. None of such  Stockholder's  Subject  Shares are subject to any voting trust or other agreement or  arrangement  with respect to the voting of such shares,  except as provided hereunder.

      Section 2.5. ABSENCE OF LITIGATION.  With respect to such Stockholder,  as of the date  hereof,  there is no  action,  suit,  investigation  or  proceeding pending against, or, to the knowledge of such Stockholder, threatened against or affecting, such Stockholder or any of its or his properties or assets (including such  Stockholder's  Subject Shares) that could reasonably be expected to impair the ability of such  Stockholder to perform his or its obligations  hereunder or to consummate the transactions contemplated hereby on a timely basis.

      Section 2.6. OPPORTUNITY TO REVIEW; RELIANCE. Such Stockholder has had the
opportunity  to review this  Agreement and the Merger  Agreement with counsel of his or its own choosing.  Such  Stockholder  understands and  acknowledges  that
Parent is entering into the Merger Agreement in reliance upon such Stockholder's execution, delivery and performance of this Agreement.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 14 of 23 Pages
----------------------                                    ----------------------

      Section 2.7. FINDERS' FEES. No investment banker,  broker, finder or other intermediary is entitled to a fee or commission  from Parent,  Merger Sub or the
Company in respect of this  Agreement  based upon any  arrangement  or agreement made by or on behalf of such Stockholder in his capacity as such.

                                   ARTICLE III
                   ADDITIONAL COVENANTS OF THE STOCKHOLDERS

      Each  Stockholder  hereby  covenants and agrees jointly and severally with respect to Sections  3.1 and 3.2 and as to itself,  severally  and not  jointly, with respect to Sections 3.3 through 3.8 that:

      Section  3.1.  VOTING  OF  SUBJECT   SHARES.   At  every  meeting  of  the
stockholders  of the Company  called,  and at every  adjournment or postponement thereof,  the  Stockholders  shall,  or shall  cause the holder of record on any applicable  record date to,  vote the Subject  Shares (to the extent that any of the Subject  Shares are not purchased in the Offer) (i) in favor of (A) approval and  adoption  of the  Merger  Agreement  and  each  of the  other  transactions contemplated  by the Merger  Agreement,  and (B)  approval  of any  proposal  to adjourn or  postpone  the  meeting  to a later date if there are not  sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against (A) any agreement or arrangement  related to  or  in  furtherance  of  any  Acquisition  Proposal,  (B)  any  liquidation, dissolution,  recapitalization,  extraordinary  dividend  or  other  significant corporate  reorganization  of the  Company or any of its  Subsidiaries,  (C) any
other  transaction  the  consummation  of which would  reasonably be expected to impede,  interfere with,  prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Parent of the  transactions  contemplated  by the  Merger  Agreement,  or (D) any  action, proposal,  transaction or agreement that would  reasonably be expected to result in (x) a breach of any covenant,  representation or warranty or other obligation or agreement of the Company  under the Merger  Agreement or of such  Stockholder under this Agreement or (y) the failure of any Offer  Condition to be satisfied, and  (iii)  in favor of any  other  matter  necessary  for  consummation  of the transactions  contemplated by the Merger  Agreement,  which is considered at any such  meeting of  stockholders,  and in  connection  therewith  to  execute  any documents  reasonably  requested by Parent that are necessary or  appropriate in order to effectuate the foregoing.

      Section 3.2. IRREVOCABLE PROXIES.  Each Stockholder,  revoking (or causing to be  revoked)  any  proxies  that  he or it  has  heretofore  granted,  hereby irrevocably  appoints Parent as attorney-in-fact  and proxy for and on behalf of such Stockholder,  for and in the name, place and stead of such Stockholder, to:
(i) attend any and all  stockholder  meetings of the Company with respect to the matters set forth in Section 3.1; (ii) vote, express consent or dissent or issue instructions  to the record  holder to vote,  express  consent  or dissent  with respect to such  Stockholder's  Subject Shares in accordance with the provisions of  Section  3.1 at any such  meeting;  and (iii)  grant or  withhold,  or issue instructions  to the record  holder to grant or  withhold,  consistent  with the provisions  of Section  3.1,  all written  consents  with respect to the Subject
Shares.  The  foregoing  proxy  shall be  deemed to be a proxy  coupled  with an interest,  is irrevocable  (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Stockholder) and shall not be  terminated  by  operation of Law or upon the  occurrence  of any other event other than the  termination  of this  Agreement  pursuant to Section  4.2.  Each
Stockholder  hereby affirms that the irrevocable proxy set forth in this Section
3.2 is given  in  connection  with and  granted  in  consideration  of and as an
inducement  to  Parent  entering  into  the  Merger   Agreement  and  that  such
irrevocable  proxy is given to secure the obligations of the  Stockholder  under
Section  3.1  hereof.  The  irrevocable  proxy set forth in this  Section 3.2 is executed  and  intended  to  be  irrevocable,  subject,  however,  to  automatic termination  upon the  termination  of this  Agreement  pursuant to Section 4.2.
Parent  covenants and agrees with each Stockholder that Parent will exercise the foregoing proxy consistent with the provisions of Section 3.1 hereof.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 15 of 23 Pages
----------------------                                    ----------------------

      Section 3.3. NO INCONSISTENT ARRANGEMENTS. Except as provided hereunder or under the Merger Agreement,  such Stockholder shall not, directly or indirectly,
(i) create or permit to exist any Lien on any such  Subject  Shares,  (ii) enter into any contract  with  respect to any  transfer of such Subject  Shares or any interest  therein,  (iii)  grant or  permit  the  grant of any  proxy,  power of attorney or other  authorization in or with respect to such Subject Shares, (iv)
deposit or permit the  deposit of such  Subject  Shares  into a voting  trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (v) take or permit any other action that would in any way restrict,  limit or interfere with the performance of its obligations  hereunder or the transactions contemplated  hereby or otherwise  make any  representation  or warranty of such
Stockholder herein untrue or incorrect.

      Section 3.4. NO EXERCISE OF APPRAISAL RIGHTS.  Such Stockholder agrees not to exercise any appraisal rights or dissenter's rights in respect of its Subject
Shares that may arise with respect to the Merger.

      Section 3.5. DOCUMENTATION AND INFORMATION.  Such Stockholder (i) consents to and authorizes the  publication  and disclosure by Parent of its identity and holding of Subject Shares,  the nature of its commitments and obligations  under this Agreement  (including,  for the avoidance of doubt,  the disclosure of this
Agreement)  and any  other  information,  in each case  that  Parent  reasonably determines is required to be disclosed by applicable  law in any press  release, the Offer  Documents,  the Proxy Statement or any other  disclosure  document in connection with the Offer, the Merger and any  transactions  contemplated by the
Merger  Agreement and (ii) agrees  promptly to give to Parent any information it may reasonably  require for the  preparation of any such  disclosure  documents.
Parent will consult, to the extent practicable, with counsel to the Stockholders concerning the disclosure  referred to in clause (i) of the preceding  sentence.
Such  Stockholder  agrees to promptly notify Parent of any required  corrections with respect to any written  information  supplied by it specifically for use in any such  disclosure  document,  if and to the extent that any shall have become false or misleading in any material respect.

      Section 3.6.  NOTICES OF CERTAIN  EVENTS.  Such  Stockholder  shall notify
Parent of any development  occurring after the date hereof that causes,  or that would reasonably be expected to cause, any breach of any of the  representations and warranties of such Stockholder set forth in Article II.

      Section 3.7. STREET NAME SUBJECT SHARES.  Such Stockholder shall deliver a letter  to each  financial  intermediary  or other  Person  through  which  such
Stockholder holds Subject Shares that informs such Person of such  Stockholder's obligations  under this  Agreement and that informs such Person that such Person may not act in disregard of such  obligations  without the prior written consent of Parent.

      Section 3.8.  NON-SOLICITATION  OF CERTAIN EMPLOYEES OF THE Company.  Each
Stockholder  agrees that for a period  commencing  on the date hereof and ending two years  following  the  Effective  Time,  none of the  Stockholders  or their
Affiliates (other than publicly traded companies) shall, directly or indirectly, solicit for employment,  otherwise  solicit the services of or employ any of the persons listed on Schedule B hereto and shall not cause,  encourage or influence any such  solicitation  by an  Affiliate  which is a  publicly  traded  company;
PROVIDED,  HOWEVER, that this Section 3.8 shall not restrict the solicitation or employment  by  the  Stockholder  or its  Affiliate  of any  such  person  whose employment is terminated by the Company or such Subsidiary  without cause or who terminates  his  employment  for good reason in accordance  with his  employment contract with the Company  provided in each case the solicitation of such person occurs after the date of such termination.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 16 of 23 Pages
----------------------                                    ----------------------

                                   ARTICLE IV
                                  MISCELLANEOUS

      Section 4.1. NOTICES.  All notices,  requests and other  communications to any party hereunder shall be in writing (including  facsimile  transmission) and shall be given, (i) if to Parent,  Merger Sub or the Company, in accordance with the provisions of the Merger Agreement and (ii) if to a Stockholder, to his, her
or its  address  set forth on a  signature  page  hereto,  with copies to Olshan
Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street,
New York, New York 10022, Facsimile: (212) 451-2222,  Attention: Steven Wolosky,
Esq., or to such other  address or facsimile  number as such party may hereafter specify for the purpose by notice to each other party hereto.  All such notices, requests  and  other  communications  shall be  deemed  received  on the date of receipt by the  recipient  thereof if received  prior to 5:00 p.m. on a Business
Day  in  the  place  of  receipt.   Otherwise,   any  such  notice,  request  or
communication  shall be  deemed  to have been  received  on the next  succeeding
Business Day in the place of receipt.

      Section 4.2.  TERMINATION.  This Agreement shall terminate  automatically, without any notice or other  action by any  Person,  upon the earlier of (i) the termination  of the Merger  Agreement in accordance  with its terms and (ii) the
Effective Time. Notwithstanding the foregoing, nothing set forth in this Section
4.2 or  elsewhere  in this  Agreement  shall  relieve  either  party hereto from liability,  or otherwise  limit the  liability of either party  hereto,  for any material breach of this Agreement.

      Section 4.3.  AMENDMENTS AND WAIVERS.  Any provision of this Agreement may be amended or waived if such amendment or waiver is in writing and is signed, in the case of an amendment,  by each party to this  Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.  No failure or delay by any party in exercising any right,  power or privilege  hereunder shall operate as a waiver  thereof  nor shall any single or partial  exercise  thereof preclude  any other or further  exercise  thereof or the  exercise  of any other right, power or privilege.

      Section 4.4. EXPENSES.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

      Section 4.5. BINDING EFFECT; BENEFIT;  ASSIGNMENT.  The provisions of this
Agreement  shall be binding  upon and shall  inure to the benefit of the parties hereto  and their  respective  successors  and  assigns.  No  provision  of this
Agreement is intended to confer any rights, benefits,  remedies,  obligations or liabilities  hereunder  upon any person other than the parties  hereto and their respective  successors and assigns.  No party may assign,  delegate or otherwise transfer  any of its rights or  obligations  under this  Agreement  without  the consent of each other  party  hereto,  except that each of Parent and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from  time to time in part,  to one or more of its  Affiliates  at any  time;
provided,  that such transfer or assignment  shall not relieve  Parent or Merger
Sub of any of its obligations hereunder.

      Section 4.6.  GOVERNING LAW; VENUE; WAIVER OF JURY TRIAL.

      (a) This Agreement  shall be governed by and construed in accordance  with the laws of the State of Delaware,  without regard to the conflicts of law rules of such state.

      (b) Each of the parties  hereto  hereby  irrevocably  and  unconditionally submits,  for itself and its  property,  to the  exclusive  jurisdiction  of the
Delaware  Court of Chancery,  and any appellate  court from any thereof,  in any action  or  proceeding  arising  out of or  relating  to this  Agreement  or the transactions  contemplated  by this  Agreement,  and each of the parties  hereby irrevocably  and  unconditionally  (i) agrees not to commence any such action or

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 17 of 23 Pages
----------------------                                    ----------------------

proceeding  except in such courts,  (ii) agrees that any claim in respect of any such action or  proceeding  may be heard and  determined  in such  court,  (iii)
waives,  to the  fullest  extent  it may  legally  and  effectively  do so,  any objection  which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court,  and (iv) waives,  to the fullest extent permitted by Law, the defense of an  inconvenient  forum to the  maintenance  of such action or proceeding in such court.  Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other place of competent jurisdiction by suit on the judgment or in any other manner  provided by Law. Each party to this  Agreement  irrevocably consents  to service of process in the manner  provided  for  notices in Section
4.1.  Nothing  in this  Agreement  shall  affect  the right of any party to this
Agreement to serve process in any other manner permitted by Law.

      (c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT
TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING  ARISING  UNDER OR CONCERNING  THIS
AGREEMENT  OR  ANY  ACTION  OR  PROCEEDING  ARISING  OUT  OF OR  CONCERNING  THE
TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES
SUCH ACTION OR PROCEEDING.

      Section 4.7. COUNTERPARTS;  EFFECTIVENESS. This Agreement may be signed in any number of  counterparts,  each of which shall be an original,  with the same effect as if the  signatures  thereto and hereto were upon the same  instrument.
This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart  hereof signed by each other party hereto, this  Agreement  shall  have no  effect  and no party  shall  have any  right or obligation  hereunder  (whether by virtue of any other oral or written agreement or other communication).

      Section 4.8.  ENTIRE  AGREEMENT.  This  Agreement  constitutes  the entire agreement  between  the  parties  with  respect  to the  subject  matter of this
Agreement and supersedes all prior agreements and understandings,  both oral and written, between the parties with respect to its subject matter.

      Section 4.9. SEVERABILITY. If any term, provision, covenant or restriction of this  Agreement  is  held  by a court  of  competent  jurisdiction  or  other
Governmental Entity to be invalid,  void or unenforceable,  the remainder of the terms, provisions,  covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected,  impaired or  invalidated so long as the  economic or legal  substance  of the  transactions  contemplated hereby is not affected in any manner materially  adverse to any party. Upon such a  determination,  the  parties  shall  negotiate  in good faith to modify  this
Agreement  so as to effect  the  original  intent of the  parties  as closely as possible in an  acceptable  manner in order that the  transactions  contemplated hereby be consummated as originally contemplated to the fullest extent possible.

      Section 4.10. SPECIFIC PERFORMANCE.  The parties hereto agree that each of
Parent  and  Merger  Sub would be  irreparably  damaged  if for any  reason  any
Stockholder  fails to perform any of its  obligations  under this  Agreement and that each of Parent and Merger Sub would not have an adequate  remedy at law for money damages in such event. Accordingly, each of Parent and Merger Sub shall be entitled to specific  performance and injunctive and other  equitable  relief to prevent breaches of this Agreement or to enforce specifically the performance of the terms and  provisions  hereof in any federal  court  located in the State of
Delaware or any Delaware  state court,  in addition to any other remedy to which they are entitled at law or in equity.

      Section 4.11.  HEADINGS.  The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 18 of 23 Pages
----------------------                                    ----------------------

      Section 4.12. NO PRESUMPTION.  This Agreement  shall be construed  without regard to any  presumption  or rule  requiring  construction  or  interpretation against the party drafting or causing any instrument to be drafted.

      Section 4.13. FURTHER ASSURANCES. Parent and each Stockholder will execute and deliver,  or cause to be executed and delivered,  all further  documents and instruments and use their  respective  reasonable best efforts to take, or cause to be taken,  all actions and to do, or cause to be done, all things  necessary, proper or advisable  under  applicable  Laws and  regulations,  to perform their respective obligations under this Agreement.

      Section 4.14.  INTERPRETATION.  Unless the context otherwise requires,  as used in this  Agreement:  (i) "or" is not exclusive;  (ii)  "including"  and its variants mean  "including,  without  limitation"  and its variants;  (iii) words defined in the singular have the parallel  meaning in the plural and vice versa;
(iv) words of one gender shall be construed to apply to each gender; and (v) the terms  "Article",  "Section"  and  "Schedule"  refer to the  specified  Article,
Section or Schedule of or to this Agreement.

      Section 4.15. STOCKHOLDER CAPACITY. Notwithstanding anything herein to the contrary, nothing set forth herein shall restrict any officer or director of the
Company in the exercise of his fiduciary duties as an officer or director of the
Company,  but such officer or director shall take no action that would cause the
Company to breach the Merger Agreement or any agreements contemplated thereby.

                            [SIGNATURE PAGE FOLLOWS]

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 19 of 23 Pages
----------------------                                    ----------------------

      The  parties are  executing  this  Agreement  on the date set forth in the introductory clause.

                                     TEXTRON INC.

                                     By: /s/ John R. Curran
                                         -------------------------------------
                                         Name:  John R. Curran
                                         Title: Vice President, Mergers and
                                                Acquisitions

                                     MARCO ACQUISITION SUB INC.

                                     By: /s/ John R. Curran
                                         ---------------------------------------
                                         Name:  John R. Curran
                                         Title: President

                                     STEEL PARTNERS II, L.P.

                                     By: STEEL PARTNERS, L.L.C., ITS GENERAL
                                         PARTNER

                                     By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Name:    Warren G. Lichtenstein
                                         Address: 590 Madison Avenue, 32nd Floor
                                         New York, New York 10022
                                         Facsimile:

                                     STEEL PARTNERS, L.L.C.

                                     By: /s/ Warren G. Lichtenstein
                                         ---------------------------------------
                                         Name:    Warren G. Lichtenstein
                                         Address: c/o Steel Partners II, L.P.
                                         590 Madison Avenue, 32nd Floor
                                         New York, New York 10022
                                         Facsimile:

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 20 of 23 Pages
----------------------                                    ----------------------

                                     /s/ Warren G. Lichtenstein
                                     -------------------------------------------
                                     Warren G. Lichtenstein
                                     Address:  c/o Steel Partners II, L.P.
                                     590 Madison Avenue, 32nd Floor
                                     New York, New York 10022
                                     Facsimile:

                                     /s/ Glen M. Kassan
                                     -------------------------------------------
                                     Glen M. Kassan
                                     Address: c/o Steel Partners II, L.P.
                                     590 Madison Avenue, 32nd Floor
                                     New York, New York 10022
                                     Facsimile:

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 21 of 23 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints LAUREN ISENMAN signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 22 of 23 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints JACK L. HOWARD signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein

----------------------                                    ----------------------
CUSIP No. 910671106                   13D                    Page 23 of 23 Pages
----------------------                                    ----------------------

                                POWER OF ATTORNEY

      Know  all  by  these  presents,   that  each  of  the  undersigned  hereby
constitutes and appoints STEVEN WOLOSKY signing singly,  the undersigned's  true and lawful attorney-in-fact to:

      1. execute for and on behalf of the undersigned all documents  relating to the  business  of Steel  Partners  II, L.P.  including,  but not limited to, all filings with the Securities and Exchange Commission,  any stock exchange and any other  regulatory,  administrative  or  similar  authority,  and all  memoranda, correspondence,  communications or the like,  except that such  attorney-in-fact shall have no power to execute  any  document  that has the effect of creating a financial  commitment or financial  obligation of Steel Partners II, L.P. or its affiliates.

      2. do and  perform  any and all acts for and on behalf of the  undersigned that may be necessary  or  desirable to complete and execute any such  document, complete and execute any amendment or amendments  thereto,  and timely file such document with the appropriate authority.

      3. take any other action of any type  whatsoever  in  connection  with the foregoing which, in the opinion of such attorney-in-fact,  may be of benefit to, in the best  interest  of, or legally  required  by, the  undersigned,  it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned  pursuant to this Power of Attorney  shall be in such form and shall contain such terms and conditions as such  attorney-in-fact  may approve in such attorney-in-fact's discretion.

      The undersigned hereby grants to each such attorney-in-fact full power and authority  to do and perform any and every act and thing  whatsoever  requisite, necessary,  or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally  present,  with full power of substitution or revocation, hereby  ratifying  and  confirming  all  that  such  attorney-in-fact,  or  such attorney-in-fact's  substitute or substitutes,  shall lawfully do or cause to be done by virtue of this  Power of  Attorney  and the  rights  and  powers  herein granted. The undersigned  acknowledges that the foregoing  attorney-in-fact,  in serving in such capacity at the request of the undersigned,  is not assuming any of the  undersigned's  responsibilities  to comply with any rules or regulations including federal securities laws.

      This  Power of  Attorney  shall  remain  in full  force and  effect  until
December 31, 2007 unless earlier  revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

      IN WITNESS  WHEREOF,  the undersigned has caused this Power of Attorney to be executed as of this 28th day of December, 2006.

STEEL PARTNERS II, L.P.                     STEEL PARTNERS, L.L.C.

By: Steel Partners, L.L.C.                  By: /s/ Warren G. Lichtenstein
    General Partner                             --------------------------------
                                                Warren G. Lichtenstein
By: /s/ Warren G. Lichtenstein                  Managing Member
    ------------------------------------
    Warren G. Lichtenstein                  /s/ Warren G. Lichtenstein
    Managing Member                         ------------------------------------
                                            Warren G. Lichtenstein